September 25, 2007

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re:	Modigene Inc.
Amendment No. 1 to Registration Statement on Form SB-2 (File No. 333-145881)

Ladies and Gentlemen:

On behalf of our client, Modigene Inc. (the “Company”), a Nevada corporation, and pursuant to the Securities Act of 1933, as amended (the “Securities Act”), we hereby submit via EDGAR transmission, Amendment No. 1 (the “Amendment”) to the Registration Statement of the Company on Form SB-2 (File No. 333-145881) (the “Registration Statement”), including certain exhibits thereto. Separately, we have delivered to the Staff three additional copies of the Amendment marked to show changes from the Registration Statement as originally filed.

By letter dated September 11, 2007 (the “Comment Letter”) from Jeffrey P. Riedler, Assistant Director, the Company was informed of the comments of the Staff with respect to the Registration Statement. Set forth below are the Company’s responses to the Comment Letter. Numbered references are to the numbered paragraphs of the Comment Letter, while captions refer to the headings of the Comment Letter. Capitalized terms not defined in this response letter shall have the meanings given to them in the Registration Statement.

Selling Stockholders, pages 20-24

1. Complied with. We have revised the disclosure to clarify that all shares are already outstanding and that none are underlying warrants.

Report of Independent Registered Public Accounting Firm, pages F-12 and F-32

2. Complied with. The reports of the independent registered public accounting firm have been revised to reflect the correct language with respect to the standards of the PCAOB.

* * *

We trust that the changes in the accompanying Amendment and the explanations contained in this letter will be considered by the Staff to be satisfactory responses to the comments contained in the Comment Letter. If the Staff has any questions or comments with respect to the changes made to the Registration Statement by the Amendment, please contact me at 212-400-6900.

Very truly yours,

Kenneth S. Goodwin